

October 19, 2023

Daniel Domínguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

> **Re: Buenaventura Mining Company Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated October 12, 2023**
> **File No. 001-14370**

Dear Daniel Domínguez:

We have reviewed your October 12, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Information on the Company, page 28

1. We note your response to prior comment 1 and reissue it in part. Please expand your disclosure to discuss whether, to date, you have experienced any of the indirect consequences of climate-related regulation or business trends noted in our prior comment. In addition, describe the internal analyses you utilized to determine that any decreased demand for goods or services that produce greenhouse gas emissions or are related to carbon-based energy sources would not have a material adverse effect on your operations or results of operations, and provide support for your determination of materiality. Explain how this internal analysis also supports your belief that an increase in demand for goods that result in lower emissions than competing products from precious metal mining companies could lead to an increase in demand for your products. Please also discuss the potential downsides you reference that may result from increased competition to develop

innovative new products that results in lower emissions and your basis for stating that such downsides would likely have a marginal effect.

2.   Your response to prior comment 1 states that you have not had any material reputational risk resulting from your operations or products that produce greenhouse gas emissions. Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

3.   We note your response to prior comment 2 and reissue it in part. Please explain how you considered providing disclosure regarding the potential impact of UV radiation on your operations and results, including the cost of the remediation efforts discussed in your response. Please also revise your disclosure to discuss how your operations and results could be affected to the extent your customers or suppliers are impacted by severe weather.

In addition, please tell us the cost of all weather-related damages to your property or operations, and the cost of insurance, in each of the fiscal years ended December 31, 2022, 2021 and 2020.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation